Exhibit 8.1

List of Principal Subsidiaries and Consolidated Entities of the Registrant

Subsidiaries	Place of Incorporation

Momo Technology HK Company Limited	Hong Kong

Beijing Momo Information Technology Co., Ltd.	PRC

Consolidated Affiliated Entity

Beijing Momo Technology Co., Ltd.	PRC

Subsidiaries of the Consolidated Affiliated Entity

Chengdu Momo Technology Co., Ltd.	PRC

Shanghai Momo Technology Company Limited	PRC